The information in this preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, and is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333 - 187742

SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2013

Preliminary Prospectus Supplement

(To Prospectus dated April 5, 2013)

ASPEN INSURANCE HOLDINGS LIMITED

$

        % Senior Notes due 2023

We are offering $             aggregate principal amount of our         % Senior Notes due 2023 (the “notes”). We will pay interest on the notes at an annual rate equal to         % and will pay interest semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2014. The notes will mature on November 15, 2023. The notes will be redeemable prior to maturity, in whole at any time or in part from time to time, at our option, at a “make-whole” redemption price described on page S-13. We may redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date at any time certain tax events occur as described in “Description of Notes — Redemption for Tax Purposes.”

Subject to applicable law, the notes will be the senior unsecured obligations of Aspen Insurance Holdings Limited (“Aspen Holdings”) and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. The notes will not be guaranteed by any of our subsidiaries. There is no sinking fund for the notes. The notes will be issued only in registered book-entry form, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. For a more detailed description of the notes, see “Description of Notes” beginning on page  S-12.

See “Risk Factors” beginning on page S-4 and “Risk Factors” set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for a discussion of certain risks you should consider in connection with an investment in the notes.

	Per Note		Total
Price to public(1)		%	$
Underwriting discount		%	$
Proceeds, before offering expenses, to us(1)		%	$

(1)	Plus accrued interest, if any, from November , 2013.

None of the Securities and Exchange Commission, any state securities commission, the Registrar of Companies in Bermuda, the Bermuda Monetary Authority or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made through the book-entry facilities of The Depository Trust Company for the accounts of its participants, which may include Clearstream Banking, société anonyme, (“Clearstream”) and Euroclear Bank S.A./N.V. (“Euroclear”), against payment in New York, New York on or about November    , 2013.

Joint Book-Running Managers

BARCLAYS	CITIGROUP	DEUTSCHE BANK SECURITIES	HSBC

The date of this prospectus supplement is November    , 2013

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus relate to the offer and sale by us of the notes. You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, results of operations, financial condition and prospects may have changed since those dates.

This prospectus supplement contains basic information about us and the notes. This prospectus supplement may add, update or change information contained in or incorporated by reference into the accompanying prospectus. In addition, the information incorporated by reference into the accompanying prospectus may have added, updated or changed information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with any information in the accompanying prospectus or any information incorporated therein by reference, this prospectus supplement will apply and will supersede such information. It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the additional information under the caption “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, and the Exchange Control Act 1972, and related regulations of Bermuda that regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority (“BMA”), pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the New York Stock Exchange (the “NYSE”) is such an exchange), general permission is given for the issue and subsequent transfer of any securities of the company (which includes the notes described herein) from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed. Notwithstanding the above general permission, we have obtained from the BMA its permission for the issue and free transferability of our shares and other securities, as long as the shares are listed on the NYSE or on an appointed stock exchange, to and among persons who are non-residents of Bermuda for exchange control purposes and of up to 20% of our securities, including our shares, to and among persons who are residents in Bermuda for exchange control purposes.

In granting such consent, the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus supplement.

In this prospectus supplement, unless otherwise indicated, references to “we,” “us” or “our” refer to Aspen Holdings or Aspen Holdings and its subsidiaries, Aspen Insurance U.K. Limited (“Aspen U.K.”), Aspen (U.K.) Holdings Limited (“Aspen U.K. Holdings”), Aspen (U.S.) Holdings Limited (“Aspen U.S. Holdings Ltd.”), Aspen Bermuda Limited (“Aspen Bermuda”, formerly Aspen Insurance Limited), Aspen Insurance U.K. Services Limited (“Aspen U.K. Services”), AIUK Trustees Limited (“AIUK Trustees”), Aspen Underwriting Limited (“AUL,” corporate member of Lloyd’s Syndicate 4711, “Syndicate 4711”), Aspen Managing Agency Limited (“AMAL”), Aspen U.S. Holdings Inc. (“Aspen U.S. Holdings”) Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen Specialty Insurance Management, Inc. (“Aspen Management”), Aspen Re America, Inc. (“Aspen Re America”), Aspen Insurance U.S. Services Inc. (“Aspen U.S. Services”), Aspen Re America CA, LLC (“ARA — CA”), Aspen Specialty Insurance Solutions, LLC (“ASIS”), Aspen Re America Risk Solutions LLC (“Aspen Solutions”), Acorn Limited (“Acorn”), APJ Continuation Limited (“APJ”), APJ Asset Protection Jersey Limited (“APJ Jersey”), Aspen U.K. Syndicate Services Limited (“AUSSL”, formerly APJ Services Limited), Aspen Risk Management Limited (“ARML”), Aspen Recoveries Limited (“Aspen Recoveries”), Aspen American Insurance Company (“AAIC”), Aspen Capital Management, Ltd. (“ACM”), Silverton Re Ltd. (“Silverton”), Aspen Cat Fund

S-ii

Limited (“ACF”), Peregrine Reinsurance Ltd. (“Peregrine”), Aspen Capital Advisors Inc. (“ACA”) and the other direct or indirect subsidiaries collectively, as the context requires. Aspen U.K., Aspen Bermuda, Aspen Specialty, AUL, as corporate member of Syndicate 4711, and AAIC are each referred to herein as an “insurance subsidiary,” and collectively referred to as the “insurance subsidiaries.”

S-iii

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus supplement carefully, including the sections entitled “Forward-Looking Statements” and “Risk Factors,” the documents incorporated by reference into this prospectus supplement (including the risk factors set forth in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012), our financial statements and notes thereto incorporated by reference into this prospectus supplement, and the accompanying base prospectus, before making an investment decision.

Overview of the Group

We are a Bermuda holding company. We write insurance and reinsurance principally through our subsidiaries in three major jurisdictions:

•	the United Kingdom, through Aspen U.K., an insurer authorized by the United Kingdom Prudential Regulation Authority, and AUL, as corporate member of Syndicate 4711 at Lloyd’s of London;

•	Bermuda, through Aspen Bermuda; and

•	the United States, through Aspen Specialty and AAIC.

Our subsidiary, Aspen U.K., also has branches in Paris, France, Zurich, Switzerland, Dublin, Ireland, Cologne, Germany, Singapore, Australia, and Canada. We operate in global markets for property, casualty and specialty insurance and reinsurance.

We manage our business in two segments, insurance and reinsurance, to enhance and better serve our global customer base. Our insurance segment consists of property insurance, casualty insurance, marine, energy and transportation insurance, financial and professional lines insurance, and program business. Our reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.

The Offering

Issuer	Aspen Insurance Holdings Limited, a Bermuda holding company

Notes Offered	$ aggregate principal amount of % Senior Notes due 2023.

Maturity Date	November 15, 2023

Issue Price	%

Issue Date	November , 2013

Interest Rate and Interest Payment Dates	The notes will bear interest at % per annum from November , 2013 to, but excluding, November 15, 2023, payable semi-annually in arrears on May 15 and November 15 of each year, commencing May 15, 2014.

Day Count Convention	30/360

Ranking	The notes will be the senior unsecured general obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding.

We conduct substantially all of our operations through our subsidiaries and our subsidiaries generate substantially all of our operating income and cash flow. The notes will not be guaranteed by any of our subsidiaries and will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2013, the consolidated liabilities of our subsidiaries that were structurally senior to the notes were $5,167.9 million.

Optional Redemption	We may redeem the notes, in whole at any time or in part from time to time, at our option, at a “make-whole” redemption price equal to the greater of:

•	100% of the principal amount being redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the notes being redeemed, discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined herein) plus     basis points,

plus, in either case, any accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes — Optional Redemption.”

Additional Amounts	Subject to certain limitations and exceptions, we will make payments of principal, premium, if any, interest and any other amounts on the notes without withholding or deduction at source for taxes imposed by Bermuda or any other jurisdiction in which Aspen Holdings is organized or otherwise considered to be a resident for tax purposes, or any other jurisdiction from which or through which payment is made by Aspen Holdings. See “Description of Notes — Payment of Additional Amounts.”

Tax Redemption	We may redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest and additional amounts, if any, to, but not including, the redemption date, at any time certain tax events occur as described in “Description of Notes — Redemption for Tax Purposes.”

Covenants

Subject to certain exceptions, so long as any of the notes remain outstanding, we have agreed that neither we nor any of our subsidiaries will (i) create a lien on any shares of capital stock of any Designated Subsidiary (as defined herein), or (ii) issue, sell, assign, transfer or otherwise dispose of any shares of capital stock of any Designated Subsidiary. See “Description of Notes — Limitations on Liens on Stock of Designated Subsidiaries,” and “— Limitations on Disposition of Stock of Designated Subsidiaries.”

In addition, unless certain conditions are met, we have also agreed not to merge or consolidate with, or transfer our properties and assets, as an entirety or substantially as entirety, to any person, or permit any person to consolidate or merge with us, or transfer its properties and assets as an entirety or substantially as an entirety to us. See “Description of Notes — Consolidation, Merger and Sale of Assets.”

Sinking Fund	There is no sinking fund for the notes.

Use of Proceeds	We expect that the net proceeds from this offering to us, after deducting the underwriters’ discounts but before expenses, will be $ . The net proceeds will be used to pay the redemption price on the 6.00% Senior Notes due August 15, 2014 of which $250 million of aggregate principal amount was outstanding as of the date of this prospectus supplement and to pay related fees, expenses and premiums. Any remaining net proceeds from this offering may be used for general corporate purposes.

Listing	The notes will not be listed on any exchange or automated quotation system.

No Trading Market	The notes are a new issue for which there is no established trading market. Although the underwriters have informed us that they currently intend to make a market in the notes, they are not obligated to do so and any such market may be discontinued at any time without notice. We cannot assure you that an active or liquid market for the notes will develop or be maintained.

Form and Denomination of the Notes	The notes will be represented by one or more global notes in book-entry form registered in the name of The Depository Trust Company or its nominee. This means that holders will not receive a certificate for their notes and the notes will not be registered in their names. Ownership interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by participants in The Depository Trust Company, including Clearstream and Euroclear. The Depository Trust Company and the paying agent for the notes will be responsible for interest payments to you. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Governing Law	The notes and the indenture pursuant to which we will issue the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee	Deutsche Bank Trust Company Americas

Additional Notes	We may, without the consent of the holders of any of the notes, issue additional notes from time to time after this offering, having terms identical in all respects to the notes offered by this prospectus supplement, except for the issue date, the issue price and, in some cases, the initial interest payment date, as described under “Description of Notes — General.”

RISK FACTORS

An investment in the notes involves risks. You should consider carefully the following risk factors and all other information set forth and incorporated by reference in this prospectus supplement and accompanying prospectus, including the “Risk Factors” set forth in our most recent Annual Report on Form 10-K, for information on factors that may affect our future results. These factors could cause our actual results to differ materially from those in the forward-looking statements contained in this prospectus supplement and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties are not the only ones that we face or that relate to an investment in our notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our future business or results of operations. Any of these risks could result in a significant or material adverse effect on our results of operations or financial condition.

Risks Relating to the Notes

The notes will be structurally subordinated to all the indebtedness and other liabilities of Aspen Holdings’ subsidiaries, and junior to its secured indebtedness to the extent of the value of the assets securing such indebtedness, which may impact your ability to receive payment on the notes.

The notes are obligations exclusively of us and will not be guaranteed by our subsidiaries. We are a holding company and conduct substantially all our operations through our subsidiaries. Our ability to meet our obligations under the notes will be dependent on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends to us or to advance or repay funds to us, which are subject to regulatory and other restrictions. See “Risk Factors — Risks Relating to Our Ordinary Shares — Our ability to pay dividends or to meet ongoing cash requirements may be constrained by our holding company structure” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. On October 21, 2013, the Prudential Regulation Authority, the regulatory agency which oversees the prudential regulation of insurance companies in the U.K. such as Aspen U.K., requested that it be afforded the opportunity to provide a prior “non-objection” to all future dividend payments made by Aspen U.K. Our right to participate as an equity holder in any distribution of assets of any subsidiary (and thus the ability of holders of the notes to benefit as creditors of Aspen Holdings from such distribution) is junior to creditors of that subsidiary, including policyholders, trade creditors, debt holders, taxing authorities, guarantee holders and preference shareholders. As a result, claims of holders of the notes will be effectively subordinated to the claims of existing and future policyholders and other creditors of our subsidiaries. In the event of our liquidation or reorganization, holders of the notes will generally have a junior position to claims of creditors of our subsidiaries. As of September 30, 2013, the consolidated liabilities of our subsidiaries that were structurally senior to the notes were $5,167.9 million. Our subsidiaries may incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes. In the event of our liquidation or reorganization, holders of the notes will generally have a junior position to claims of creditors of our subsidiaries.

The notes will not be secured, and thus the notes will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. As of September 30, 2013, without giving effect to the offering of the notes and the application of the proceeds therefrom, we had $499.2 million principal amount of outstanding senior indebtedness, none of which would have been secured indebtedness.

If a public market for the notes does not develop, your ability to resell the notes and the market price for the notes may be adversely affected.

The notes are a new issue for which there is no established trading market. The notes will not be listed on any national securities exchange or automated quotation system. Although the underwriters have advised us that they intend to make a market in the notes, they are not obligated to do so and could stop making a market in the notes at any time without notice. The liquidity of any market for the notes will depend on the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. A trading market for the notes may not develop or any such market may not have sufficient liquidity. The price at which you will be able to sell the notes may be less than the price paid for them due to prevailing interest rates, the market for similar securities, general economic conditions, our performance and business prospects and other factors.

The indenture under which the notes will be issued contains only limited protection for holders of the notes in the event we are involved in a reorganization, restructuring, merger or similar transaction in the future.

The indenture under which the notes will be issued may not sufficiently protect holders of the notes in the event we are involved in a reorganization, restructuring, merger or similar transaction. The indenture does not contain any provisions restricting our or any of our subsidiaries’ ability to incur additional debt, including additional senior debt, pay dividends on or purchase or redeem capital stock, sell assets (other than certain restrictions on our ability to consolidate, merge or sell all or substantially all of our assets and our ability to sell the stock of certain subsidiaries), enter into transactions with affiliates, create liens (other than certain limitations on creating liens on the stock of certain subsidiaries) or enter into sale and leaseback transactions, or create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

Our option to redeem the notes in certain circumstances may adversely affect your return on the notes.

The notes will be redeemable at our option. Redemption may occur at a time when prevailing interest rates are relatively low. If this happens, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the redeemed notes. See “Description of Notes — Optional Redemption” and “— Redemption for Tax Purposes.”

U.S. persons who own our notes may have more difficulty in protecting their interests than U.S. persons who are creditors of a U.S. corporation.

Creditors of a company in Bermuda, such as Aspen Holdings, may enforce their rights against Aspen Holdings by legal process in Bermuda. The creditor would first have to obtain a judgment in its favor against Aspen Holdings by pursuing a legal action in Bermuda. This would entail retaining attorneys in Bermuda and (in the case of a plaintiff who is a U.S. person) pursuing an action in a jurisdiction which would be foreign to the plaintiff. The costs of pursuing such an action could be more costly than pursuing corresponding proceedings against a U.S. person.

Appeals from decisions of the Supreme Court of Bermuda (the first instance court for most civil proceedings in Bermuda) may be made in certain cases to the Court of Appeal for Bermuda. In turn, appeals from the decisions of the Court of Appeal may be made in certain cases to the English Privy Council. Rights of appeal in Bermuda may be more restrictive than rights of appeal in the United States.

In the event that Aspen Holdings becomes insolvent, the rights of a creditor against Aspen Holdings would be severely impaired. In the event of an insolvent liquidation (or appointment of a provisional liquidator), a creditor may pursue legal action only upon obtaining permission to do so from the Supreme Court of Bermuda. The rights of creditors in an insolvent liquidation will extend only to proving a claim in the liquidation and receiving a dividend pro rata along with other unsecured creditors to the extent of the available assets of Aspen Holdings (after the payment of costs of the liquidation).

The impairment of the rights of an unsecured creditor may be more severe in an insolvent liquidation in Bermuda than would be the case where a U.S. person has a claim against a U.S. corporation which becomes insolvent. This is so mainly because in the event of an insolvency Bermuda law may be more generous to secured creditors (and hence less generous to unsecured creditors) than U.S. law. The rights of secured creditors in an insolvent liquidation in Bermuda remain largely unimpaired, with the result that secured creditors will be paid in full to the extent of the value of the security they hold. Another possible consequence of the favorable treatment of secured creditors under Bermuda insolvency law is that a rehabilitation of an insolvent company in Bermuda may be more difficult to achieve than the rehabilitation of an insolvent U.S. corporation.

In addition, under Bermuda law and our bye-laws, we may indemnify our directors, officers, any other persons appointed to a committee of the Board of Directors or resident representative (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense, incurred or suffered by such persons by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of their duties; provided that such indemnification shall not extend to any matter which would render such indemnification void under the Bermuda Companies Act 1981.

Additional United States Federal Income Tax Risks

Potential FBAR reporting and reporting of “specified foreign financial assets.”

U.S. persons holding notes should consider their possible obligation to file a IRS Form TD F 90-22.1 — Report of Foreign Bank and Financial Accounts or IRS Form 8938 — Statement of Specified Foreign Financial Assets — with respect to the notes. Holders of notes should consult their tax advisors with respect to these or any other reporting requirement which may apply with respect to their acquisition of notes.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and prospectus may include, and we may from time to time make other verbal or written, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions. Statements that use the terms “believe,” “do not believe,” “anticipate,” “expect,” “plan,” “estimate,” “project,” “seek,” “will,” “may,” “aim,” “likely,” “continue,” “intend,” “guidance” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and other factors, our actual results could differ materially from those anticipated in the forward-looking statements. The risks, uncertainties and other factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC and other cautionary statements made in this report, as well as the following factors, should be read and understood as being applicable to all related forward-looking statements wherever they appear in this report.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•

the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated;

•	the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models;

•	evolving issues with respect to interpretation of coverage after major loss events;

•	any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks;

•	the effectiveness of our risk management loss limitation methods;

•

changes in the total industry losses, or our share of total industry losses, resulting from past events such as Superstorm Sandy in 2012, the Costa Concordia incident in early 2012, the floods in Thailand, various losses from the U.S. storms and the earthquake and ensuing tsunami in Japan in 2011, the floods in Australia in late 2010 and early 2011, the Deepwater Horizon incident in the Gulf of Mexico in 2010, the Chilean and the New Zealand Earthquakes in 2010, Hurricanes Ike and Gustav in 2008 and, with respect to such events, our reliance on loss reports received from cedants and loss adjustors, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law;

•	the impact of one or more large losses from events other than natural catastrophes or by unexpected accumulation of attritional losses;

•	the impact of acts of terrorism and acts of war and related legislation;

•	decreased demand for our insurance or reinsurance products and cyclical changes in the highly competitive insurance and reinsurance industry;

•	any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables;

•	changes in the availability, cost or quality of reinsurance or retrocessional coverage;

•	the continuing and uncertain impact of the current depressed economic environment in many of the countries in which we operate;

•	the level of inflation in repair costs due to limited availability of labor and materials after catastrophes;

•

increased competition from existing insurers and reinsurers and from alternative capital providers and insurance-linked funds on the basis of pricing, capacity, coverage terms or other factors and the related demand and supply dynamics as contracts come up for renewal;

•

a decline in our operating subsidiaries’ ratings with Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, A.M. Best Company, Inc. or Moody’s Investors’ Service Inc.;

•	the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations;

•	our ability to execute our business plan to enter new markets, introduce new products and develop new distribution channels, including their integration into our existing operations;

•	our reliance on the assessment and pricing of individual risks by third parties;

•	our dependence on a few brokers for a large portion of our revenues;

•	the persistence of heightened risks, including excess sovereign debt, the banking system and the Eurozone debt crisis;

•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results;

•	the risk of a material decline in the value or liquidity of all or parts of our investment portfolio;

•	changes in our ability to exercise capital management initiatives or to arrange banking facilities as a result of prevailing market conditions or changes in our financial position;

•	changes in government regulations or tax laws in jurisdictions where we conduct business;

•	Aspen Holdings or Aspen Bermuda becoming subject to income taxes in the United States or the United Kingdom;

•	loss of one or more of our senior underwriters or key personnel;

•	our reliance on information technology and third party service providers for our operations and systems; and

•	increased counterparty risk due to the credit impairment of financial institutions.

In addition, any estimates relating to loss events involve the exercise of considerable judgment in the setting of reserves and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimates represent a determination from our internal capital model for reserving risk based on our then current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to the losses and the preliminary nature of the information used to prepare these estimates and reserves, there can be no assurance that our ultimate losses will remain within the estimated amounts.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise or disclose any difference between our actual results and those reflected in such statements.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this report reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by the points made above. You should specifically consider the factors identified in this report which could cause actual results to differ before making an investment decision.

USE OF PROCEEDS

We expect that the net proceeds from this offering to us, after deducting the underwriters’ discounts but before expenses, will be $            . The net proceeds will be used to pay the redemption price on the 6.00% Senior Notes due August 15, 2014, of which $250 million of aggregate principal amount was outstanding as of the date of this prospectus supplement and to pay related fees, expenses and premiums. Any remaining net proceeds from this offering may be used for general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization as of September 30, 2013 on an actual basis and as adjusted to give effect to the issuance and sale of the notes offered hereby and the redemption of the 6.00% Senior Notes due 2014. This table should be read in conjunction with our audited and unaudited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. There has been no material change to our capitalization or indebtedness since September 30, 2013 except as set forth below.

	As of September 30, 2013(1)(2)(3)
	Actual	As Adjusted
	(Unaudited) ($ in millions)
Debt Outstanding:
Long-term debt obligations
% Senior Notes due 2023	$—	$
6.00% Senior Notes due 2020	249.5		249.5
6.00% Senior Notes due 2014	249.7		—

Total long-term debt obligations	$499.2	$

Shareholders’ Equity:
Ordinary shares (par value 0.15144558¢ each)	$0.1		$0.1
Minority interest	(0.1)		(0.1)
7.250% Perpetual preference shares (liquidation preference $25 each)	154.5		154.5
7.401% Perpetual preference shares (liquidation preference $25 each)	130.7		130.7
5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative preference shares (liquidation preference $25 each)	270.4		270.4
Additional paid-in capital	742.0		742.0
Retained earnings	1,714.4		1,714.4
Accumulated other comprehensive income, net of taxes	259.1		259.1

Total Shareholders’ Equity	$3,271.1		$3,271.1

Total Capitalization	$3,770.3	$

(1)	For a discussion of letters of credit, revolving credit facilities and senior notes we have entered into or issued, see “Commitments and Contingencies” and “Credit Facility and Long-term Debt” in the footnotes to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as supplemented by our unaudited consolidated financial statements in our Quarterly Reports on Form 10-Q for the three months ended March 31, 2013, the six months ended June 30, 2013 and the nine months ended September 30, 2013.

(2)	This table does not give effect to any share purchases of our ordinary shares in the amount of $2.8 million from September 30, 2013 to November 4, 2013.

(3)	The “As Adjusted” column assumes the redemption of the 6.00% Senior Notes due August 15, 2014 in conjunction with the issuance of the notes offered pursuant to this prospectus supplement. It does not include any charges relating to the redemption of the 6.00% Senior Notes due August 15, 2014. In addition, issue costs in relation to the notes offered herein have not been deducted as they will be capitalized and amortized over the term of the notes.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and preference share dividends for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 and for the nine months ended September 30, 2013:

	Nine Months Ended September 30	Year Ended December 31
	2013	2012	2011(2)(3)		2010	2009	2008
Ratio of earnings to fixed charges and preference share dividends(1)	5.41x	5.13x	(1.96	)x	8.68x	13.07x	3.09x

(1)	For purposes of computing these ratios, earnings consist of net income before tax, excluding interest expense. Fixed charges consist of interest expense on our notes, and dividends on our 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, 7.401% Perpetual Preference Shares and 7.250% Perpetual Preference Shares, grossed up at the effective rate of tax.

(2)	For the year ended December 31, 2011, the net result before tax was a loss of $147.3 million, which resulted in a deficiency of $175.9 million.

(3)	In 2012, we adopted the provision of ASU 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” Under the standard, we are required to expense the proportion of our general and administrative deferred acquisition costs not directly related to successful acquisition. For more information on the impact of ASU 2010-26, see “Basis of Preparation and Significant Accounting Policies — New Accounting Policies,” in the footnotes to our audited consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

DESCRIPTION OF NOTES

The following summary of the particular terms of the notes we are offering supplements the description of the general terms and provisions of the debt securities set forth under “Description of the Debt Securities” beginning on page 33 in the accompanying prospectus. The accompanying prospectus contains a detailed summary of additional provisions of the notes. The following description replaces the description of the debt securities in the accompanying prospectus to the extent of any inconsistency. Terms used in this prospectus supplement that are otherwise not defined will have the meanings given to them in the accompanying prospectus. This summary is not complete and we encourage you to read the accompanying prospectus and the senior indenture referred to below, a copy of which is filed as an exhibit to the registration statement described in the accompanying prospectus.

As used in this “Description of Notes” section, “we,” “our,” and “Aspen Holdings” mean Aspen Insurance Holdings Limited and do not include its subsidiaries.

General

The         % Senior Notes due 2023 offered by this prospectus supplement will constitute a new, single series of senior debt securities (as described in the accompanying prospectus). We will issue the notes under the indenture dated as of August 16, 2004, between us and Deutsche Bank Trust Company Americas, as trustee (the “trustee”), which is more fully described in the accompanying prospectus and is referred to in such prospectus as the “senior indenture,” as supplemented by the third supplemental indenture to be dated November    , 2013 (the “third supplemental indenture” and, together with the senior indenture, the “indenture”). The indenture does not limit the aggregate principal amount of notes of this series that we may issue.

The notes will bear interest at the rate of         % per annum from the issue date to, but excluding, November 15, 2023. Interest on the notes will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2014, to holders of record at 5:00 p.m., New York City time, on the immediately preceding May 1 and November 1, respectively. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The notes will be issued in fully registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will issue the notes initially in the aggregate principal amount of $            .

If any interest payment date, the maturity date or the redemption date of a note falls on a day that is not a business day, the required payment to be made on such date will be made on the immediately succeeding business day as if made on the date that such payment was due and no additional interest will accrue on such payment for a period from and after the interest payment date, maturity date or redemption date, as the case may be, to the date of the payment on the next succeeding business day.

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be. Interest on the notes which have a redemption date after a regular record date, and on or before the following interest payment date, will also be payable to the persons in whose names the notes are so registered on such regular record date.

We may, without the consent of the holders of any of the notes, issue additional notes from time to time after this offering, having terms identical in all respects to the outstanding notes, except for the issue date, the issue price and, in some cases, the initial interest payment date. The notes and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments and redemptions.

Ranking

The notes will be senior debt of Aspen Holdings. They will rank equally in right of payment with all of our current and future unsecured and unsubordinated indebtedness. The notes will be junior to all of our current and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

We are a holding company and as such conduct substantially all of our operations through our direct and indirect subsidiaries and our subsidiaries generate substantially all of our operating income and cash flow. The notes will not be guaranteed by any of our subsidiaries and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2013, the liabilities of our subsidiaries that were structurally senior to the notes were $5,167.9 million.

Optional Redemption

We may redeem the notes in whole at any time or in part from time to time, at our option, at a “make-whole” redemption price equal to the greater of:

•	100% of the principal amount being redeemed; or

•

the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus      basis points,

plus, in either case, any accrued and unpaid interest to, but excluding, the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Quotation Agent (as defined below) as having a maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date for the notes, (1) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (3) if only one Reference Treasury Dealer Quotation is received, such Reference Treasury Dealer Quotation.

“Quotation Agent” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means (1) each of Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will appoint therefor another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date for the notes being redeemed.

“Treasury Rate” means, for any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

We will send the holders of the notes to be redeemed a notice of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If we elect to redeem fewer than all the notes outstanding, unless otherwise agreed in a holders’ redemption agreement, the trustee will select in a fair and appropriate manner, including pro rata or by lot, the notes to be redeemed in whole or in part.

Unless we default in the payment of the redemption price, the notes called for redemption shall cease to accrue any interest on and after the redemption date.

Redemption for Tax Purposes

We may redeem the notes at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest and additional amounts, if any, to, but not including, the date fixed for redemption, if at any time we determine in good faith that as a result of:

•

any change in or amendment to the laws or treaties (or any regulations or rulings promulgated under these laws or treaties) of any taxing jurisdiction (or of any political subdivision or taxation authority thereof affecting taxation) or any change in the position regarding the application or official interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction) which change in position becomes effective after the issuance of the notes; or

•	any action taken by any taxing jurisdiction (or any political subdivision or taxing authority thereof affecting taxation) which action is generally applied or is taken with respect to us,

we would be required as of the next interest payment date to pay additional amounts with respect to the notes as provided in “Payment of Additional Amounts” below and such requirements cannot be avoided by the use of reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) then available. If we elect to redeem the notes under this provision, we will give written notice of such election to the trustee and the holders of the notes. Interest on the notes will cease to accrue on and after the redemption date unless we default in the payment of the redemption price.

Notwithstanding the foregoing, no such notice of redemption will be given earlier than 90 days prior to the earliest date on which we would be obliged to make such payment of additional amounts or withholding if a payment in respect of the notes were then due. In any event, prior to the publication or mailing or any notice of redemption of the notes pursuant to the foregoing, we will deliver to the trustee an opinion of independent tax counsel of recognized standing reasonably satisfactory to the trustee to the effect that the circumstances referred to above exist. The trustee will accept such opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the holders of the notes.

Limitations on Liens on Stock of Designated Subsidiaries

The indenture provides that, so long as any notes are outstanding, we will not, nor will we permit any subsidiary to, create, assume, incur, guarantee or otherwise permit to exist any Indebtedness (as defined below) secured by any mortgage, pledge, lien, security interest or other encumbrance (each, a “Lien”) upon any shares of capital stock of any Designated Subsidiary (whether such shares of stock are now owned or hereafter acquired) without effectively providing concurrently that the notes (and, if we so elect, any other Indebtedness of ours that is not subordinated to the notes and with respect to which the governing instruments require, or pursuant to which we are otherwise obligated, to provide such security) will be secured equally and ratably with such Indebtedness for at least the time period such other Indebtedness is so secured.

For purposes of the indenture, “capital stock” of any person means any and all share capital, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including preferred stock, but excluding any debt securities convertible into such equity.

The term “Designated Subsidiary” means any present or future consolidated subsidiary of ours, the consolidated book value of which constitutes at least 20% of our consolidated book value (including such Designated Subsidiary). As of September 30, 2013, our only Designated Subsidiaries were Aspen U.K. and Aspen Bermuda.

The term “Indebtedness” means, with respect to any person:

(1)  the principal of and any premium and interest on (a) indebtedness of such person for money borrowed or (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

(2)  all capitalized lease obligations of such person;

(3)  all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)  all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

(5)  all obligations of the type referred to in any of clauses (1) through (4) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise, the amount thereof being deemed to be the lesser of the stated recourse, if limited, and the amount of the obligations or dividends of the other person;

(6)  all obligations of the type referred to in any of clauses (1) through (5) of other persons secured by any mortgage, pledge, lien, security interest or other encumbrance on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(7)  any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in any of clauses (1) through (6) above.

Limitations on Disposition of Stock of Designated Subsidiaries

The indenture also provides that, so long as any notes are outstanding and except in a transaction otherwise governed by such indenture, we will not, nor will we permit any subsidiary to, issue, sell, assign, transfer or otherwise dispose of (other than to us or another Designated Subsidiary) any shares of, securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, and will not permit any Designated Subsidiary to issue (other than to us or another Designated Subsidiary) any shares (other than director’s qualifying shares) of, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, if, after giving effect to any such transaction and the issuance of the maximum number of shares issuable upon the conversion or exercise of all such convertible securities, warrants, rights or options, the Designated Subsidiary would remain our subsidiary and we would own, directly or indirectly, less than 80% of the shares of capital stock of such Designated Subsidiary (other than preferred stock having no voting rights of any kind); provided, however, that the foregoing will not prohibit:

•

any issuance, sale, assignment, transfer or other disposition made for at least a fair market value consideration as determined by our Board of Directors pursuant to a resolution adopted in good faith; and

•	any such issuance or disposition of securities required by any law or any regulation or order of any governmental or insurance regulatory authority.

Notwithstanding the foregoing:

•	we may merge, amalgamate or consolidate any Designated Subsidiary into or with another direct or indirect subsidiary of ours, the shares of capital stock of which we own at least 80%; and

•

we may, subject to the provisions described under “— Consolidation, Amalgamation, Merger and Sale of Assets” below, sell, assign, transfer or otherwise dispose of the entire capital stock of any Designated Subsidiary at one time for at least a fair market value consideration as determined by our Board pursuant to a resolution adopted in good faith.

Consolidation, Amalgamation, Merger and Sale of Assets

The indenture provides that we may not (1) consolidate or amalgamate with or merge into any person (whether or not affiliated with us) or convey, transfer, sell or lease our properties and assets as an entirety or substantially as an entirety to any person (whether or not affiliated with us), or (2) permit any person (whether or not affiliated with us) to consolidate or amalgamate with or merge into us, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to us, unless:

•

such person is a corporation or limited liability company organized and existing under the laws of the United States, any state thereof or the District of Columbia, Bermuda or any country which is, on the date of the indenture, a member of the Organization of Economic Cooperation and Development and will expressly assume, by supplemental indenture satisfactory in form to the trustee, the due and punctual payment of the principal of, any premium and interest on and any additional amounts with respect to the notes issued thereunder, and the performance of our obligations under the indenture and the notes issued thereunder;

•

immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ours or of a Designated Subsidiary as a result of such transaction as having been incurred by us or such subsidiary at the time of such transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have happened and be continuing; and

•	certain other documents are delivered.

Certain Other Covenants

Except as otherwise permitted under “— Limitations on Liens of Stock of Designated Subsidiaries” and “— Consolidation, Amalgamation, Merger and Sale of Assets” described above, we will do or cause to be done all things necessary to maintain in full force and effect our legal existence, rights (charter and statutory) and franchises. We will not, however, be required to preserve any right or franchise if we determine that it is no longer desirable in the conduct of our business and the loss is not disadvantageous in any material respect to any holders of the notes.

Events of Default

The following events will constitute an event of default under the indenture with respect to the notes (whatever the reason for such event of default and whether it will be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)  default in the payment of any interest on the notes, or any additional amounts payable with respect thereto, when such interest becomes or such additional amounts become due and payable, and continuance of such default for a period of 30 days;

(2)  default in the payment of the principal of or any premium, if any, on the notes, or any additional amounts payable with respect thereto, when such principal or premium becomes or such additional amounts become due and payable either at maturity, upon any redemption, by declaration of acceleration or otherwise;

(3)  default in the performance, or breach, of any covenant or warranty of ours contained in the indenture, and the continuance of such default or breach for a period of 60 days after there has been given written notice as provided in the indenture;

(4)  default in the payment at maturity of our Indebtedness in excess of $50,000,000 or if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any of our Indebtedness (other than indebtedness which is non-recourse to us) happens and results in acceleration of more than $50,000,000 in principal amount of such Indebtedness (after giving effect to any applicable grace period), and such default is not cured or waived or such acceleration is not rescinded or annulled within a period of 60 days after there has been given written notice as provided in the indenture;

(5)  we shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $50,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;

(6)  certain events relating to our bankruptcy, insolvency or reorganization; or

(7)  our default in the performance or breach of the conditions relating to amalgamation, consolidation, merger or sale of assets stated above, and the continuation of such violation for 60 days after notice is given to us.

If an event of default with respect to the notes (other than an event of default described in clause (6) of the preceding paragraph) occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes by written notice as provided in the indenture may declare the principal amount of all outstanding notes to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration. An event of default described in clause (6) of the preceding paragraph will cause the principal amount and accrued interest to become immediately due and payable without any declaration or other act by the trustee or any holder.

The indenture provides that, within 60 days after the trustee shall have knowledge of the occurrence of any event which is, or after notice or lapse of time or both would become, an event of default with respect to the notes, the trustee will transmit, in the manner set forth in the indenture and subject to the exceptions described below, notice of such default to the holders of the notes unless such default has been cured or waived. However, except in the case of a default in the payment of principal of, or premium, if any, or interest on, or additional amounts with respect to, any notes, the trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of the holders of the notes.

If an event of default occurs, has not been waived and is continuing with respect to the notes, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of the notes by all appropriate judicial proceedings. After an event of default, the trustee is required to exercise the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless such holders shall have offered to the trustee security or indemnity reasonably satisfactory to it. Subject to such provisions for the indemnification of the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes.

Under the Bermuda Companies Act 1981, as amended, any payment or other disposition of property made by us within six months prior to the commencement of our winding up will be invalid if made with the intent to fraudulently prefer one or more of our creditors at a time that we were unable to pay our debts as they became due.

Modification and Waiver

We and the trustee may modify, amend or supplement the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the notes; provided, however, that no such modification, amendment or supplement may, without the consent of the holder of each outstanding note affected thereby,

•	change the stated maturity of the principal of, or any premium or installment of interest on, or any additional amounts with respect to, the notes;

•

reduce the principal amount of, or the rate (or modify the calculation of such principal amount or rate) of interest on, or any additional amounts with respect to, or any premium payable upon the redemption of, the notes;

•	change our obligation to pay additional amounts with respect to the notes;

•	change the redemption provisions of the notes in a manner that adversely affects holders of the notes;

•	change the place of payment or the coin or currency in which the principal of, any premium or interest on or any additional amounts with respect to, the notes is payable;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the notes (or, in the case of redemption, on or after the redemption date);

•	reduce the percentage in principal amount of the notes, the consent of whose holders is required in order to take specific actions;

•	reduce the requirements for quorum or voting by holders of the notes in the applicable section of the indenture;

•

modify any of the provisions in the indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of the notes except to increase any percentage vote required or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each note affected thereby; or

•	modify any of the above provisions.

We and the trustee may modify or amend the indenture and the notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, amalgamation, merger or sale of assets that complies with the merger covenant;

•	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us by the indenture;

•	provide for a successor trustee with respect to the notes;

•

cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the indenture which will not materially adversely affect the interests of the holders of the notes;

•	change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of the notes under the indenture;

•	add any additional events of default with respect to the notes;

•	to provide security for the notes; or

•	make any other change that does not materially adversely affect the interests of the holders of the notes.

The holders of at least a majority in aggregate principal amount of the notes may, on behalf of the holders of the notes, waive compliance by us with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of the notes may, on behalf of the holders of the notes, waive any past default and its consequences under the indenture with respect to the notes, except a default (1) in the payment of principal of, any premium or interest on or any additional amounts with respect to the notes or (2) in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each note.

Under the indenture, we are required to furnish the trustee annually a statement as to performance by us of certain of our obligations under the indenture and as to any default in such performance. We are also required to deliver to the trustee, within five days after occurrence thereof, written notice of any event of default or any event which after notice or lapse of time or both would constitute an event of default under clause (3) in “— Events of Default” described above.

Discharge, Defeasance and Covenant Defeasance

We may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or called for redemption within one year) by depositing with the trustee, in trust, funds in U.S. dollars or Government Obligations (as defined below) in an amount sufficient to pay the entire indebtedness on the notes with respect to principal and any premium, interest and additional amounts to the date of such deposit (if the notes have become due and payable) or with respect to principal, any premium and interest to the maturity or redemption date thereof, as the case may be.

The indenture provides that, unless the provisions of Section 12.2 are made inapplicable to the notes pursuant to Section 3.1 of the indenture, we may elect either to:

•

defease and be discharged from any and all obligations with respect to the notes (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on the notes and other obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency with respect to the notes and to hold moneys for payment in trust) (“defeasance”) or

•

be released from our obligations with respect to the notes under certain covenants and any omission to comply with such obligations will not constitute a default or an event of default with respect to the notes (“covenant defeasance”).

Defeasance or covenant defeasance, as the case may be, will be conditioned upon the irrevocable deposit by us with the trustee, in trust, of an amount in U.S. dollars, or Government Obligations, or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient, in the opinion of a nationally recognized firm of certified public accountants, to pay the principal of, any premium and interest on the notes on the scheduled due dates or any prior redemption date.

Such a trust may only be established if, among other things:

(1)  the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, any material agreement or instrument, other than the indenture, to which we are a party or by which we are bound,

(2)  no event of default or event which with notice or lapse of time or both would become an event of default with respect to the notes to be defeased will have occurred and be continuing on the date of establishment of such a trust after giving effect to such establishment and, with respect to defeasance only, no bankruptcy proceeding will have occurred and be continuing at any time during the period ending on the 91st day after such date,

(3)  we have delivered to the trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by us, a Revenue Ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture, and

(4)  with respect to defeasance, we have delivered to the trustee an officers’ certificate as to solvency and the absence of intent of preferring holders over our other creditors.

“Government Obligations” means debt securities which are (1) direct obligations of the United States for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States which, in the case of clauses (1) or (2), are not callable or redeemable at the option of the issuer or issuers thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt.

In the event we effect covenant defeasance with respect to the notes and the notes are declared due and payable because of the occurrence of any event of default other than an event of default with respect to any covenant as to which there has been covenant defeasance, the Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of the stated maturity or redemption date but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such event of default. However, we would remain liable to make payment of such amounts due at the time of acceleration.

Payment of Additional Amounts

We will make all payments of principal of and premium, if any, interest and any other amounts on, or in respect of, the notes without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Bermuda or any other jurisdiction in which Aspen Holdings is organized or otherwise considered to be a resident for tax purposes or any other jurisdiction from which or through which a payment on the notes is made by Aspen Holdings (a “taxing jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by:

•	the laws (or any regulations or rulings promulgated thereunder) of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein; or

•

an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof).

If a withholding or deduction at source is required, we will, subject to certain limitations and exceptions described below, pay to the holder of any note such additional amounts as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such holder, after the withholding or deduction (including any such withholding or deduction from such additional amounts), will not be less than the amount provided for in such note or in the indenture to be then due and payable.

However, we will not be required to pay any additional amounts for or on account of:

(1)  any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such holder (a) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, or enforcement of rights with respect to, such note, (b) presented, where presentation is required, such note for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such note could not have been presented for payment elsewhere, or (c) presented, where presentation is required, such note for payment more than 30 days after the date on which the payment in respect of such note became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented such note for payment on any day within that 30-day period;

(2)  any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3)  any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such note to comply with any reasonable request by us addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(4)  any withholding or deduction required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000, 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such EU Directive; or

(5)  any combination of items (1), (2), (3) and (4) above.

In addition, we will not pay additional amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any such note to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such note if such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the note.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The notes will be registered in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be issued in the form of one or more permanent global notes in fully registered, book-entry form, which we refer to as “Global Notes.” Each Global Note will be deposited with, or on behalf of, The Depository Trust Company, or DTC, or any successor thereto, as depositary, and registered in the name of Cede & Co., a nominee of DTC.

The deposit of Global Notes with DTC and their registration in the name of DTC’s nominee effect no change in beneficial ownership. Ownership of beneficial interests in a Global Note will be limited to DTC participants (including participants such as Euroclear and Clearstream) or persons who hold interests through DTC participants. We understand that DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants in DTC to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants (including participants such as Euroclear and Clearstream) will remain responsible for keeping account of their holdings on behalf of their customers.

So long as DTC or its nominee or a common depositary is the registered holder of a Global Note, DTC or that nominee or common depositary will be considered the sole owner and holder of the Global Notes, and of the notes represented thereby, for all purposes under the indenture and the notes. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes through DTC either directly if they are participants in DTC or indirectly through organizations that are participants in DTC, including Euroclear and Clearstream. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by a Global Note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered holders of notes under the indenture or the notes. Unless and until it is exchanged in whole or in part for notes in definitive form, no Global Note may be transferred except as a whole by DTC to its nominee.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in the Global Notes.

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s same-day funds settlement system.

We will make all payments of principal of and interest on the notes to DTC. We will send all required reports and notices solely to DTC as long as DTC is the registered holder of the Global Notes. We expect that upon the issuance of a Global Note, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interest represented by such Global Note to the accounts of its participants. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected through, records maintained by DTC or its nominee (with respect to interests of participants) or by any such participant (with respect to interests of persons held by such participants on their behalf).

Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes will be effected only through entries made on the books of participants acting on behalf of beneficial owners. Accordingly, each beneficial owner must rely on the procedures of DTC and, if the person is not a participant in DTC, on the procedures of the participants through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, in the event that we request any action of holders of notes or that an owner of a beneficial interest in the notes desires to give or take any action that a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through participants to give or to take the action or would otherwise act upon the instructions of beneficial owners.

Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Note may be subject to various policies and procedures adopted by DTC from time to time, and DTC may discontinue its operations entirely at any time. We also expect that payments, conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners, will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for those customers, subject to any statutory or regulatory requirements as may be in effect from time to time, and will be the responsibility of the participants. None of we, the trustee, any of our respective agents or the underwriters will have any responsibility or liability for any aspect of DTC’s or any DTC participant’s records relating to, or for payments made on account of, beneficial interests in any Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests, or for the performance by DTC or the participants of their respective obligations under the rules and procedures governing their operations.

Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective depositaries.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC Participant will be credited during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date and such credit of any transactions in interests in a Global Note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Interests in a Global Note will be exchanged for notes in certificated form only if:

•

DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Note or (b) has ceased to be a clearing agency registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation, and in either case we thereupon fail to appoint a successor depositary within 90 days after receiving such notice or becoming aware of such condition;

•	we in our sole discretion determine that the Global Note will be exchangeable for notes in certificated form and notify the trustee of our decision; or

•	an event of default shall have occurred and be continuing with respect to the notes.

Upon the occurrence of such an event, owners of beneficial interests in such Global Note will receive physical delivery of notes in certificated form. All certificated notes issued in exchange for an interest in a Global Note or any portion thereof will be registered in such names as DTC directs. Such notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof and will be in registered form only, without coupons.

Payments and Paying Agent

We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and any additional amounts) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, premium, if any, interest and any additional amounts with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

The trustee will initially act as our paying agent with respect to the notes. We may change the paying agent without prior notice to the holders of the notes, and we or any of our wholly-owned subsidiaries may act as paying agent.

Registrar; Transfer and Exchange

We have appointed the trustee as a registrar under the indenture. We may rescind such designation without prior notice to the holders of the notes, and we or any of our subsidiaries may act as a registrar.

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder of the notes, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a mailing of notes to be redeemed.

We will treat the registered holder of a note as its owner for all purposes.

Information Concerning the Trustee

Deutsche Bank Trust Company Americas is the trustee and paying agent under the indenture and is one of a number of banks with which Aspen Holdings and its subsidiaries maintain banking relationships in the ordinary course of business. Deutsche Bank Securities Inc., an affiliate of Deutsche Bank Trust Company Americas, is an underwriter in this offering.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

MATERIAL TAX CONSIDERATIONS

The following summary of the taxation of our Noteholders (as defined below) is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary. The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations (i) under “Material Tax Considerations — Taxation of Noteholders — Bermuda Taxation” is based upon the advice of Appleby (Bermuda) Limited, Hamilton, Bermuda, our Bermuda counsel and (ii) under “Material Tax Considerations — Taxation of Noteholders — United States Taxation” is based upon the advice of Willkie Farr & Gallagher LLP, New York, New York (the advice of such firms does not include any factual or accounting matters, determinations or conclusions, including facts relating to our business or activities). The discussion is based upon current law. The tax treatment of a Noteholder, or of a person treated as a Noteholder for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the Noteholder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of Aspen Holdings and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

PROSPECTIVE NOTEHOLDERS SHOULD CAREFULLY EXAMINE THE RELATED PROSPECTUS SUPPLEMENT AND SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING OUR NOTES.

Taxation of Noteholders

Bermuda Taxation.

Currently, there is no Bermuda withholding tax on interest paid by the Company. In addition, currently no Bermuda tax will be imposed upon a sale or other disposition of notes by Noteholders that are not ordinarily resident in Bermuda.

United States Taxation.

The following summary sets forth the material United States federal income tax considerations related to the purchase, ownership and disposition of the notes. Unless otherwise stated, this summary deals only with beneficial owners of notes (“Noteholders”) who acquire the notes at their original issue price and who hold the notes as capital assets. The following discussion is only a discussion of the material United States federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular Noteholder in light of such Noteholder’s specific circumstances. In addition, the following summary does not describe the U.S. federal income tax consequences that may be relevant to certain Noteholders (such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers in securities or traders that adopt a mark-to-market method of tax accounting, tax-exempt organizations, expatriates, investors in pass-through entities, U.S. Noteholders (as defined below) whose functional currency is not the U.S. dollar, persons subject to alternative minimum tax or persons who hold the notes as part of a hedging or conversion transaction or as part of a short-sale or straddle), who may be subject to special rules or treatment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon the Code, the Treasury regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States, or of any foreign government, that may be applicable to the notes or the Noteholders. Persons considering making an investment in the notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor.

For purposes of this discussion, the term “U.S. Noteholder” means a Noteholder that is, for U.S. federal income tax purposes:

(1)  an individual citizen or resident of the United States,

(2)  a corporation or entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

(3)  an estate the income of which is subject to U.S. federal income taxation regardless of its source,

(4)  a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes, or

(5)  any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

U.S. Noteholders.

Interest Payments.     Interest paid to a U.S. Noteholder on a note will be includible in such Noteholder’s gross income as ordinary interest income in accordance with the Noteholder’s regular method of tax accounting. In addition, interest on the notes will be treated as foreign source income for U.S. federal income tax purposes. For foreign tax credit limitation purposes, interest on the notes generally will constitute passive category income.

Sale, Exchange, Redemption and Other Disposition of Notes.    Upon the sale, exchange, redemption or other disposition of a note, a U.S. Noteholder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, redemption or other disposition (other than amounts attributable to accrued but unpaid interest, which will be taxable as interest) and the Noteholder’s adjusted tax basis in such note. A U.S. Noteholder’s adjusted tax basis in a note generally will equal the cost of such note. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. For U.S. Noteholders other than corporations, preferential tax rates may apply to any such long-term capital gain compared to rates that may apply to ordinary income. The deductibility of capital losses is subject to certain limitations. Any gain or loss realized by a U.S. Noteholder on the sale, exchange, redemption or other disposition of a note generally will be treated as U.S. source gain or loss, as the case may be.

Medicare Contribution Tax.    A 3.8% Medicare contribution tax is imposed on net investment income, including interest and capital gain, of U.S. individuals with income exceeding certain threshold amounts (i.e., generally U.S. $200,000 or U.S. $250,000 if married filing jointly), and of estates and certain trusts.

Information Reporting and Backup Withholding.    Information returns may be filed with the Internal Revenue Service (the “IRS”) in connection with payments of interest on the notes and the proceeds from a sale or other disposition of the notes unless the Noteholder establishes an exemption from the information reporting rules. A Noteholder that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the Noteholder fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Noteholder will be allowed as a credit against the U.S. Noteholder’s U.S. federal income tax liability and may entitle the U.S. Noteholder to a refund, provided that the required information is timely furnished to the IRS.

FBAR Reporting and Reporting of “Specified Foreign Financial Assets.”    U.S. persons holding notes should consider their possible obligation to file an IRS Form TD-F 90-22.1 — Report of Foreign Bank and Financial Accounts or IRS Form 8938 — Statement of Specified Foreign Financial Assets — with respect to the notes. U.S. Noteholders should consult their tax advisors with respect to these or any other reporting requirement which may apply with respect to their acquisition of notes.

Non-U.S. Noteholders.

The following discussion is limited to the United States federal income tax consequences relevant to a beneficial owner of a note that is a “non-U.S. Noteholder”. For purposes of this discussion, a “non-U.S. Noteholder” is a Noteholder that is a nonresident alien individual or a corporation, estate or trust that is not a U.S. Noteholder.

Interest and Disposition.    In general (and subject to the discussion below under “Information Reporting and Backup Withholding”), a non-U.S. Noteholder will not be subject to U.S. federal income tax with respect to payments of interest on, or gain upon the disposition of, notes, unless:

•	the interest or gain is effectively connected with the conduct by the non-U.S. Noteholder of a trade or business in the United States; or

•	in the case of gain upon the disposition of notes, the non-U.S. Noteholder is an individual who is present in the U.S. for 183 days or more in the taxable year and certain other conditions are met.

Interest or gain that is effectively connected with the conduct by the non-U.S. Noteholder of a trade or business in the United States will generally be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. Noteholder. In addition, if such non-U.S. Noteholder is a corporation, such interest or gain may be subject to a branch profits tax at a rate of 30% (or such lower rate as is provided by an applicable income tax treaty).

Information Reporting and Backup Withholding.    If the notes are held by a non-U.S. Noteholder through a non-U.S. (and non-U.S. related) broker or financial institution, information reporting and backup withholding generally will not be required. Information reporting, and possibly backup withholding, may apply if the notes are held by a non-U.S. Noteholder through a U.S. (or U.S. related) broker or financial institution and the non-U.S. Noteholder fails to provide appropriate information. Non-U.S. Noteholders should consult their tax advisors concerning the application of the information reporting and backup withholding rules.

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives appropriate documentation and does not have actual knowledge or reason to know that the non-U.S. Noteholder is a United States person as defined under the Code, or such Noteholder otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Noteholder will be allowed as a credit against the non-U.S. Noteholder’s U.S. federal income tax liability and may entitle the non-U.S. Noteholder to a refund, provided that the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF A NOTE SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, OWNING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc., have severally agreed to purchase from us the following respective principal amounts of notes listed opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement:

Underwriters	Principal Amount of Notes
Barclays Capital Inc.	$
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.

Total	$

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

Underwriting Discount or Commission
Per note		%
Total	$

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement, and may offer the notes to dealers at a price that represents a concession not in excess of         % of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than         % of the principal amount of the notes to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $            .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

In the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates, for which they have received, and may currently or in the future receive, customary fees and commissions. Affiliates of Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. are lenders and/or the administrative agent under our letter of credit and revolving credit facility.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter, severally and not jointly, has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)  to legal entities which are qualified investors as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c) in any circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

VALIDITY OF THE SECURITIES

The validity of the notes and certain other legal matters will be passed upon for us by Willkie Farr & Gallagher LLP, our U.S. counsel, as to matters of U.S. federal and New York state law, and by Appleby (Bermuda) Limited, our Bermuda counsel, as to matters of Bermuda law. Willkie Farr & Gallagher LLP may rely upon the opinion of Appleby (Bermuda) Limited with respect to all matters of Bermuda law. Certain matters of U.S. federal and New York state law will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, U.S. counsel to the underwriters.

EXPERTS

The consolidated financial statements and schedules of Aspen Insurance Holdings Limited as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein and in the registration statement on Form S-3 filed on April 5, 2013 in reliance upon the report of KPMG Audit Plc, independent registered public accounting firm, incorporated by reference herein and in the registration statement on Form S-3 filed April 5, 2013, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2012 financial statements refers to a change in the method of accounting for deferred acquisition costs in 2012.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public on the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Reports, proxy statements and other information concerning Aspen Holdings can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Additional information about us may be found on the Internet at our website at http://www.aspen.co/. The information on our website is not a part of this prospectus supplement or the accompanying base prospectus and is not incorporated by reference herein.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus supplement and before the completion of the sale of all the notes covered by this prospectus supplement, shall be deemed to be incorporated by reference into this prospectus supplement; provided, however, unless otherwise explicitly set forth therein or specified below, we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K or any other information not deemed to be “filed” with the SEC. We specifically incorporate by reference the following:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013;

•

Our Current Reports on Form 8-K filed on February 1, 2013, February 7, 2013 (Item 5.02 only), February 27, 2013 (Item 1.01 and Item 2.03 only), April 4, 2013 (Item 8.01 only), April 24, 2013 (Item 5.02 and Item 5.07 only), April 25, 2013 (Item 8.01 only), April 29, 2013 (Item 8.01 only), May 2, 2013 (Item 3.03 only), May 30, 2013, June 13, 2013 (Item 1.01 and Item 2.03 only), July 24, 2013 (Item 5.02 only); and

•	Our Definitive Proxy Statement on Schedule 14A.

You may request a copy of this filing or any of the filings incorporated by reference herein at no cost, by writing or telephoning us at the following address:

Aspen Insurance Holdings Limited

Attention: Company Secretary

141 Front Street

Hamilton HM 19

Bermuda (441) 295-8201

You should rely only upon the information provided in this prospectus supplement, accompanying prospectus or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement, including any information incorporated by reference, is accurate as of any date other than that on the front cover of the document.

$

        % Senior Notes due 2023

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BARCLAYS	CITIGROUP	DEUTSCHE BANK SECURITIES	HSBC

November     , 2013